                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of l934

                               (Amendment No. 3 )*


                             Excel Industries, Inc.
                      ------------------------------------
                                (Name of Issuer)


                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   300657 10 3
                      ------------------------------------
                                 (CUSIP Number)

                            Kathryn Pietrowiak, Esq.
       CIGNA Corporation, 900 Cottage Grove Road, Hartford, CT 06152-2215
                                 (860) 726-8908
       -------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 2, 1996
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SCHEDULE 13D IS RESTATED IN ITS ENTIRETY PURSUANT TO RULE 101 OF REGULATION S-T. THE EFFECTED PORTION REQUIRING AMENDMENT IS IN ITEM 5.


                                                              Page 1 of 18 Pages

CUSIP No. 300657 10 3         13D


------------------------------------------------------------------------------


(1)   Name of Reporting Person
      S.S. or IRS Identification Nos. of Above Person

      CIGNA Mezzanine Partners II, L.P.
      06-1265140

------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)/ /
                                                                          (b)/ /
------------------------------------------------------------------------------


(3)   SEC Use Only

------------------------------------------------------------------------------


(4)   Source of Funds

      00

------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(E)                                                           / /

------------------------------------------------------------------------------


(6)   Citizenship or Place of Organization

      Delaware

------------------------------------------------------------------------------


Number of             (7)  Sole Voting Power                508,426
                      --------------------------------------------------------
Shares Beneficially   (8)      Shared Voting Power                0
                      --------------------------------------------------------
Owned By              (9)  Sole Dispositive Power           508,426
                      --------------------------------------------------------
Each Reporting        (10)     Shared Dispositive Power           0

Person With

------------------------------------------------------------------------------


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person

            508,426

------------------------------------------------------------------------------

(12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                                                           / /

------------------------------------------------------------------------------


(13)        Percent of Class Represented by Amount in Row (11)

            4.5%

------------------------------------------------------------------------------


(14)        Type of Reporting Person

            PN

                                                              Page 2 of 18 Pages

This Amendment No. 3 to the Schedule 13D dated January 11, 1990 ("Original Statement"), as amended on August 25, 1993 ("Amendment No. 1") and on September 14, 1993 ("Amendment No. 2"), hereby amends Item 5 of such Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D, the entire text of which is restated at the end of this Amendment No. 3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Subitems (a), (b) and (e) of this Item 5 are hereby amended by adding the following paragraphs at the end of each.

     (a) On December 2, 1996, the Issuer made a scheduled partial prepayment of the principal amount of the Notes in accordance with the Note Purchase Agreement. As a result, the aggregate number of shares of Common Stock into which the Notes held by CMP are presently convertible and that are, therefore, beneficially owned by CMP is 508,426 or 4.5% of the outstanding shares of Common Stock (computed assuming that all of the Notes held by CMP are converted into Common Stock but that no other Notes are so converted). If the remaining principal amount of all the Notes originally purchased by CMP, Connecticut General, LICNA, Paul Revere, Paul Revere Protective, Balboa and the Trust Fund were converted into shares of the Common Stock, such shares of Common Stock would constitute 13.5% of all outstanding shares of Common Stock, and the shares of Common Stock that would be owned by CMP would constitute 4.1% of all outstanding shares of Common Stock. If the remaining principal amount of all the Notes held by CMP, Connecticut General and LICNA were converted into shares of Common Stock, assuming that no other Notes were so converted, such shares would constitute 9.4% of all outstanding shares of Common Stock.

     (b) As a result of the principal prepayment described in (a) above, CMP presently has the power to vote, direct the voting of, dispose of and direct the disposition of 508,426 shares of Common Stock. CIGNA, through its control of Connecticut General and LICNA, might be deemed presently to have the power to vote, direct the voting of, dispose of and direct the disposition of the 601,508 shares of Common Stock into which the Notes held by Connecticut General and LICNA may now be converted.

     (e) On December 2, 1996, CMP ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 1997

                                       CIGNA MEZZANINE PARTNERS II, L.P.

                                       By: CIGNA Mezzanine Capital, Inc.



                                   By: /s/  MALCOLM S. SMITH
                                         ---------------------------------

                                            Malcolm S. Smith, President


                                                              Page 3 of 18 Pages

Set out below is a restatement of the text of the Original Statement.

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, without par value (the "Common Stock"), of Excel Industries, Inc., an Indiana corporation (the "Issuer"), whose principal executive offices are located at 1120 North Main Street, Elkhart, Indiana 46514.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed by CIGNA Mezzanine Partners II, L.P., a Delaware limited partnership ("CMP"). The general partner of CMP is CIGNA Mezzanine Capital, Inc. (the "General Partner"). The address of the principal business and principal office of CMP is 900 Cottage Grove Road, Bloomfield, Connecticut 06002. The principal business of CMP is to act as an unregistered investment fund investing primarily in mezzanine securities.

     On January 2, 1990, pursuant to a Note Purchase Agreement (the "Note Purchase Agreement"), dated as of December 1, 1989, with the Issuer, CMP purchased $9,161,371 principal amount of the Issuer's 10.00% Convertible Subordinated Notes due December 1, 2000 (the "Notes"). Such Notes are convertible into Common Stock as described in Item 5(a) below.

     At the time at which it entered into the Note Purchase Agreement, the Issuer also issued Notes in the aggregate principal amount of $20,838,629 pursuant to separate Note Purchase Agreements (the "Other Agreements"), dated as of December 1, 1989, with Connecticut General Life Insurance Company ("Connecticut General"), Life Insurance Company of North America ("LICNA"), The Paul Revere Life Insurance Company ("Paul Revere"), The Paul Revere Protective Life Insurance Company ("Paul Revere Protective"), Balboa Insurance Company ("Balboa") and Rhode Island Hospital Trust National Bank, as Trustee for the Textron Collective Investment Trust Fund B (the "Trust Fund"), respectively. Except for the purchaser of Notes thereunder, the Other Arrangements were substantially identical to each other and to the Note Purchase Agreement. Connecticut General and LICNA, which purchased Notes in the aggregate principal amount of $10,838,629, are under common control with CMP. This filing should not be construed as implying that CMP is a member of a group including Connecticut General, LICNA, Paul Revere, Paul Revere Protective, Balboa and the Trust Fund, or any of them. CMP disclaims membership in any such group , this Schedule 13D does not reflect its membership in a group including any of those persons and any general reference below to persons named in this Item is not intended to include those persons.

     CMP understands that Connecticut General, LICNA, Paul Revere, Paul Revere Protective, Balboa and the Trust Fund may file reports on Schedule 13G reflecting their own beneficial ownership of Common Stock into which the Notes purchased by them may be converted.

     The name, residence or business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of each executive officer and director and each other natural person controlling CMP and/or the General Partner and each executive officer and director of CIGNA Corporation ("CIGNA"), the corporation ultimately controlling the General Partner, are set forth in Appendix A attached hereto and incorporated herein by reference. The name, state or other place of organization and principal business and office address of each corporation or other person (other than a natural person) that controls CMP or the General Partner are also set forth in Appendix A.

     To the best of CMP's knowledge, during the last five years, none of CMP, the General Partner and any person identified in Appendix A has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or


                                                              Page 4 of 18 Pages
administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     The source of funds for CMP's acquisition of the Notes was capital contributions by its partners. The amount of the funds was $9,161,371.

ITEM 4. PURPOSE OF TRANSACTION

     CMP purchased the Notes that were purchased by it for its own account for investment. Under the Note Purchase Agreement, upon the occurrence of certain diluting events the Notes purchased by CMP would be convertible into a greater number of shares of Common Stock than is presently the case, and CMP might thereby be deemed to have acquired a beneficial interest in additional Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Notes are convertible into Common Stock at any time at a conversion price that initially is $14.00 per share, but is subject to adjustment as provided in the Note Purchase Agreement and the Other Agreements upon the occurrence of certain diluting events. The aggregate number of shares of Common Stock into which the Notes held by CMP are presently convertible and that are therefore beneficially owned by CMP is 654,384, or 9.2% of the outstanding shares of Common Stock (computed assuming that all of the Notes held by CMP are converted into Common Stock but that no other Notes are so converted). If all Notes purchased by CMP, Connecticut General, LICNA, Paul Revere, Paul Revere Protective, Balboa and the Trust Fund were converted into shares of Common Stock, such shares of Common Stock would constitute 24.9% of all outstanding shares of Common Stock, and the shares of Common Stock that would be owned by CMP would constitute 7.6% of all outstanding shares of Common Stock. If all the Notes purchased by CMP, Connecticut General and LICNA were converted into shares of Common Stock, and assuming that no other Notes were so converted, such shares would constitute 18.1% of all outstanding shares of Common Stock.

     (b) CMP presently has the power to vote, direct the voting of, dispose of and direct the disposition of 654,384 shares of Common Stock. CIGNA, through its control of Connecticut General and LICNA, might be deemed presently to have the power to vote, direct the voting of, dispose of and direct the disposition of the 774,188 shares of Common Stock into which the Notes held by Connecticut General and LICNA may be converted.

     (c) To the best of CMP's knowledge, no transactions in the Issuer's securities were effected in the past 60 days by persons named in Item 2 above, except pursuant to the Note Purchase Agreement and the Other Agreements.

     (d) Upon the conversion of the Notes held by CMP into shares of Common Stock, to the best knowledge of CMP no person other than those named in the response to Item 2 above will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e)  Not applicable.


                                                              Page 5 of 18 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Note Purchase Agreement, among other things, permits CMP to require the Issuer to prepay the Notes held by it upon the occurrence of a change of control (as defined in the Note Purchase Agreement) of the Issuer.

     Except for the Note Purchase Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 -- Note Purchase Agreement.


                                                              Page 6 of 18 Pages

                                CIGNA CORPORATION                     Appendix A
                             A DELAWARE CORPORATION
   PRINCIPAL OFFICE AND BUSINESS ADDRESS: ONE LIBERTY PLACE, PHILADELPHIA, PA
                                      19101
                       PRINCIPAL BUSINESS: HOLDING COMPANY

                 CIGNA Corporation is the owner of all outstanding equity securities of CIGNA Holdings, Inc. and is the ultimate controlling person of the General Partner.

DIRECTORS

                                                                Present
       NAME                 Business Address            Principal Occupation                 Nationality
-----------------------     ----------------            --------------------                 -----------
Evelyn Berezin              10 Tinker Lane              President, Greenhouse                     USA
                            East Setauket, NY  11733    Management Corporation (venture
                                                        capital investment fund)

William T. Coleman, Jr.     555 13th Street, N.W.       Senior Partner                            USA
                            Suite 500 West              O'Melveny and Myers
                            Washington, D.C. 20004      (law firm)

Alfred C. DeCrane, Jr.      1000 Westchester Avenue     Chairman of the Board                     USA
                            White Plains, NY  10650     Texaco, Inc.
                                                        (integrated oil, gas and chemical
                                                        manufacturer)

James F. English            777 Prospect Avenue         President, Trinity College                USA
                            West Hartford, CT 06105     (retired)

Stafford R. Grady           612 South Flower Street     Vice Chairman - Emeritus,                 USA
                            Los Angeles, CA 90017       Sanwa Bank California

Frank S. Jones              Massachusetts Institute of  Professor of Urban Affairs                USA
                            Technology
                            Building 3, Room 401
                            Cambridge, MA 02139

Marion S. Kellogg           General Electric Company    Vice President, Corporate                 USA
                            829 Park Avenue             Consulting Services
                            New York, NY 10021          (electronic/electric manufacturer)

Robert D. Kilpatrick        James Center III            Chairman of the Board, CIGNA              USA
                            1051 E. Cary Street         Corporation (retired)
                            Suite 1208
                            Richmond, VA 23219


                                                              Page 7 of 18 Pages

Gerald D. Laubach           Pfizer Inc.                 President, Pfizer Inc.               USA
                            235 East 42nd Street        (pharmaceutical)
                            New York, NY  10017

Donald E. Meads             One Tower Bridge            Chairman and President,              USA
                            Suite 1420                  Carver Associates, Inc.
                            100 Front Street            (management services)
                            West Conshohocken, PA

Paul F. Oreffice            2030 Willard H. Dow         Chairman of the Board, Dow           USA
                            Center                      Chemical Company
                            Midland, MI 48674           (manufacturer of chemicals,
                                                        metals, plastics and other
                                                        products)

Hicks B. Waldron            242 Trumbull Street         Chairman of the Board (retired)      USA
                            Hartford, CT 06103          Avon Products, Inc.
                                                        (manufacturer of beauty, fashion
                                                        and health care products).

Ezra K. Zilkha              30 Rockfeller Plaza         President and Director               USA
                            Room 4220                   Zilkha & Sons, Inc.
                            New York, NY 10112-0153     (investment company)


                                                              Page 8 of 18 Pages

EXECUTIVE OFFICERS

                                                                Present
      NAME                  Business Address            Principal Occupation                  Nationality
---------------             ----------------            --------------------                  -----------
Thomas H. Dooley            900 Cottage Grove Road      Executive Vice President and               USA
                            Bloomfield, CT  06002       President, Individual Financial
                                                        Group, CIGNA Corporation

Caleb L. Fowler             One Liberty Place           Executive Vice President and               USA
                            Philadelphia, PA  19101     President, Property and Casualty
                                                        Group, CIGNA Corporation

Donald H. Levinson          One Liberty Place           Executive Vice President                   USA
                            Philadelphia, PA  19101     CIGNA Corporation

G. Robert O'Brien           900 Cottage Grove Road      Executive Vice President and               USA
                            Bloomfield, CT  06002       President, Employee Benefits
                                                        Group, CIGNA Corporation

James G. Stewart            One Liberty Place           Executive Vice President and Chief         USA
                            Philadelphia, PA  19101     Financial Officer, CIGNA
                                                        Corporation

George R. Trumbull          900 Cottage Grove Road      Executive Vice President,                  USA
                            Bloomfield, CT  06002       CIGNA Corporation

James H. Walker, Jr.        One Liberty Place           Executive Vice President and               USA
                            Philadelphia, PA  19101     General Counsel

Quincy S. Abbott            900 Cottage Grove Road      Senior Vice President                      USA
                            Bloomfield, CT  06002       CIGNA Corporation

J. Raymond Caron            One Liberty Place           Senior Vice President                      USA
                            Philadelphia, PA  19101     CIGNA Corporation

John K. Leonard             One Liberty Place           Senior Vice President                      USA
                            Philadelphia, PA  19101     CIGNA Corporation

Robert L. Robinson          One Liberty Place           Senior Vice President                      USA
                            Philadelphia, PA  19101     CIGNA Corporation

Paul H. Rohrkemper          One Liberty Place           Senior Vice President and                  USA
                            Philadelphia, PA  19101     Treasurer, CIGNA Corporation

Thomas J. Wagner            One Liberty Place           Senior Vice President and                  USA
                            Philadelphia, PA  19101     Corporate Secretary
                                                        CIGNA Corporation


                                                              Page 9 of 18 Pages

Barry F. Wiksten            One Liberty Place           Senior Vice President,                USA
                            Philadelphia, PA  19101     CIGNA Corporation

Wilson H. Taylor            One Liberty Place           Chairman of the Board and             USA
                            Philadelphia, PA  19101     President, CIGNA Corporation

Richard F. Vancil           Harvard Business School     Professor, Harvard Graduate           USA
                            Cambridge, MA  02163        School of Business Administration


                                                             Page 10 of 18 Pages

                              CIGNA HOLDINGS, INC.
                             A DELAWARE CORPORATION



Principal Office and Business Address:   900 Cottage Grove Road
                                         Bloomfield, CT  06002

Principal Business:                      Holding Company

CIGNA Holdings, Inc. is the owner of all outstanding equity securities of CIGNA Investment Group, Inc.



------------------------------------------------------------------------------




                          CIGNA INVESTMENT GROUP, INC.
                             A DELAWARE CORPORATION

Principal Office and Business Address:   1 Beaver Valley Road
                                         Wilmington, DE  19850

Principal Business:                      Holding Company

CIGNA Investment Group, Inc. is the owner of all outstanding equity securities of the General Partner



------------------------------------------------------------------------------



                             CIGNA INVESTMENTS, INC.
                             A DELAWARE CORPORATION

Principal Office and Business Address:   900 Cottage Grove Road
                                         Bloomfield, CT  06002

Principal Business:                      Registered Investment Adviser

CIGNA Investments, Inc. is the investment manager for CMP.


                                                             Page 11 of 18 Pages

                          CIGNA MEZZANINE CAPITAL, INC.
                             A DELAWARE CORPORATION

 PRINCIPAL OFFICE AND BUSINESS ADDRESS: 900 COTTAGE GROVE ROAD, BLOOMFIELD, CT
                                      06002
   PRINCIPAL BUSINESS: GENERAL PARTNER OF CIGNA MEZZANINE PARTNERS, II, L.P.,
                         A DELAWARE LIMITED PARTNERSHIP

DIRECTORS

                                                              Present
      NAME                  Business Address            Principal Occupation                  Nationality
-----------------           ----------------            --------------------                  -----------
Robert W. Burgess           900 Cottage Grove Road      Head of Financial Division                 USA
                            Bloomfield, CT  06002       CIGNA Investment Group

John G. Day                 900 Cottage Grove Road      Chief Counsel, CIGNA Employee              USA
                            Bloomfield, CT  06002       Benefit Group, Individual Financial
                                                        Group and CIGNA Investment
                                                        Group

George R. Trumbull          900 Cottage Grove Road      President, CIGNA Investment                USA
                            Bloomfield, CT  06002       Group




EXECUTIVE OFFICERS

                                                              Present
       Name                 Business Address            Principal Occupation                  Nationality
-----------------           ----------------            --------------------                  -----------
David P. Marks, President   900 Cottage Grove Road      Head of Investment Marketing               USA
                            Bloomfield, CT  06002       Division - CIGNA Investment
                                                        Group

Malcolm S. Smith,           900 Cottage Grove Road      Head of Private Securities Division        USA
Vice President              Bloomfield, CT  06002       - CIGNA Investment Group


                                                             Page 12 of 18 Pages

Set out below is a restatement of the text of Amendment No. 1 as amended by Amendment No. 2.

This Amendment No. 2 to the Schedule 13D originally dated as of January 11, 1990 and amended by Amendment No. 1 dated as of August 25, 1993 hereby amends Items 2 and 5 of such Schedule 13D. This Amendment No. 2 corrects the number of shares beneficially owned, which was misstated in such Amendment No. 1. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND

Item 2. is hereby amended by replacing Appendix A with Amended Appendix A dated September 1993.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Subitems (a) and (b) of this Item 5. are hereby amended by adding the following paragraphs.

(a) The initial conversion price of $14.00 per share has been adjusted, as provided in the Note Purchase Agreement, to reflect the diluting effect of the Company's issuance of additional shares of its Common Stock in public offerings. The adjusted exercise price is now $13.214. Therefore, the aggregate number of shares of Common Stock into which the Notes held by CMP are presently convertible and that are therefore beneficially owned by CMP is 693,308 or 6.2% of the outstanding shares of Common Stock (computed assuming that all of the Notes held by CMP are converted into Common Stock but that no other Notes are so converted). If all the Notes purchased by CMP, Connecticut General, LICNA, Paul Revere, Paul Revere Protective, Balboa and the Trust Fund were converted into shares of the Common Stock at the adjusted exercise price, such shares of Common Stock would constitute 17.7% of all outstanding shares of Common Stock, and the shares of Common Stock that would be owned by CMP would constitute 5.4% of all outstanding shares of Common Stock. If all the Notes held by CMP, Connecticut General and LICNA were converted into shares of Common Stock at the adjusted exercise price, assuming that no other Notes were so converted, such shares would constitute 12.5% of all outstanding shares of Common Stock.

(b) As a result of the adjustment of the initial conversion price described in paragraph (a) above, CMP presently has the power to vote, direct the voting of, dispose of and direct the disposition of 693,308 shares of Common Stock. CIGNA, through its control of Connecticut General and LICNA, might be deemed presently to have the power to vote, direct the voting of, dispose of and direct the disposition of the 820,238 shares of Common Stock into which the Notes held by Connecticut General and LICNA may now be converted.


                                                             Page 13 of 18 Pages

                                                              Amended Appendix A
                                                              September, 1993


                                CIGNA CORPORATION
                             A DELAWARE CORPORATION
PRINCIPAL OFFICE AND BUSINESS ADDRESS: ONE LIBERTY PLACE, PHILADELPHIA, PA 19101
                       PRINCIPAL BUSINESS: HOLDING COMPANY


               CIGNA Corporation is the owner of all outstanding equity securities of CIGNA Holdings, Inc. and is the ultimate controlling person of the General Partner.



DIRECTORS

                                                                PRESENT
      NAME                 BUSINESS ADDRESS              PRINCIPAL OCCUPATION                NATIONALITY
----------------           ----------------              --------------------                -----------
Robert P. Bauman           SmithKline Beecham            Chief Executive                          USA
                           One New Horizons Court
                           Brentford
                           Middlesex, TW8 9EP England

Evelyn Berezin             10 Tinker Lane                Venture Capital Consultant               USA
                           East Setauket, NY  11733

Robert H. Campbell         Sun Company, Inc.             Chairman, President, CEO                 USA
                           1801 Market Street
                           Philadelphia, PA  19103

Alfred C. DeCrane, Jr.     Texaco, Inc.                  Chairman, CEO                            USA
                           2000 Westchester Avenue
                           White Plains, NY  10650

James F. English, Jr.      c/o Carol J. Ward             President Emeritus                       USA
                           Corporate Secretary           Trinity College
                           CIGNA Corporation
                           One Liberty Place
                           1650 Market Street
                           Philadelphia, PA  19192-1550

Frank S. Jones             c/o Carol J. Ward             Ford Professor of Urban Affairs,         USA
                           Corporate Secretary           Emeritus
                           CIGNA Corporation
                           One Liberty Place
                           1650 Market Street
                           Philadelphia, PA  19192-1550


                                                             Page 14 of 18 Pages

                                CIGNA CORPORATION
                             A DELAWARE CORPORATION
PRINCIPAL OFFICE AND BUSINESS ADDRESS: ONE LIBERTY PLACE, PHILADELPHIA, PA 19101
                      PRINCIPAL BUSINESS: HOLDING COMPANY



DIRECTORS

                                                                     PRESENT
        NAME               BUSINESS ADDRESS                  PRINCIPAL OCCUPATION            NATIONALITY
--------------------       ----------------                  --------------------            -----------
Robert D. Kilpatrick       Suite 1208                        Retired Chairman of the Board        USA
                           James Center III                  CIGNA Corporation
                           1051 E. Cary Street
                           Richmond, VA  23219

Gerald D. Laubach, Ph.D.   c/o Carol J. Ward                 Retired President                    USA
                           Corporate Secretary               Pfizer, Inc.
                           CIGNA Corporation
                           One Liberty Place
                           1650 Market Street
                           Philadelphia, PA  19192-1550

Paul F. Oreffice           The Dow Chemical Company          Retired Chairman                     USA
                           2030 Willard H. Dow Center
                           Midland, MI  48674

Charles R. Shoemate        CPC International Inc.            Chairman & Chief Executive           USA
                           International Plaza               Officer
                           Englewood Cliffs, NJ  07632

Louis W. Sullivan, MD      Morehouse School of Medicine      President                            USA
                           720 Westview Drive
                           Atlanta, GA  30314

Wilson H. Taylor           CIGNA Corporation                 Chairman and Chief Executive         USA
                           One Liberty Place                 Officer
                           1650 Market Street
                           Philadelphia, PA 19192-1550

Hicks B. Waldron           c/o Carol J. Ward                 Retired Chairman                     USA
                           Corporate Secretary               Avon Products, Inc.
                           CIGNA Corporation
                           One Liberty Place
                           1650 Market Street
                           Philadelphia, PA  19192-1550

Ezra K. Zilkha             Zilkha & Sons, Inc.               President                            USA
                           30 Rockefeller Plaza, Rm. 4220
                           New York, NY 10112-0153


                                                             Page 15 of 18 Pages

                                CIGNA CORPORATION
                             A DELAWARE CORPORATION
PRINCIPAL OFFICE AND BUSINESS ADDRESS: ONE LIBERTY PLACE, PHILADELPHIA, PA 19101
                      PRINCIPAL BUSINESS: HOLDING COMPANY




EXECUTIVE OFFICERS

                                                                 PRESENT
        NAME               BUSINESS ADDRESS              PRINCIPAL OCCUPATION          NATIONALITY
-------------------        ----------------              --------------------          -----------
Wilson H. Taylor           One Liberty Place             Chairman and Chief Executive      USA
                           1650 Market Street            Officer
                           Philadelphia, PA 19192-1550

Donald M. Levinson         One Liberty Place             Executive Vice President          USA
                           1650 Market Street
                           Philadelphia, PA 19192-1550

James G. Stewart           One Liberty Place             Executive Vice President and      USA
                           1650 Market Street            Chief Financial Officer
                           Philadelphia, PA 19192-1550

Thomas J. Wagner           One Liberty Place             Executive VIce President          USA
                           1650 Market Street            General Counsel
                           Philadelphia, PA 19192-1550

J. Raymond Caron           One Liberty Place             Senior Vice President             USA
                           1650 Market Street
                           Philadelphia, PA 19192-1550

Robert L. Robinson         Two Liberty Place             Senior Vice President             USA
                           1601 Chestnut Street
                           Philadelphia, PA 19192-2211

Paul H. Rohrkemper         One Liberty Place             Senior Vice President and         USA
                           1650 Market Street            Treasurer
                           Philadelphia, PA 19192-1550

Barry F. Wiksten           One Liberty Place             Senior Vice President             USA
                           1650 Market Street
                           Philadelphia, PA 19192-1550


                                                             Page 16 of 18 Pages

                              CIGNA HOLDINGS, INC.
                             A DELAWARE CORPORATION



Principal Office and Business Address: 1 Beaver Valley Road
                                       Wilmington, DE  19850

Principal Business:                    Holding Company


CIGNA Holdings, Inc. is the owner of all outstanding equity securities of CIGNA Investment Group, Inc.


------------------------------------------------------------------------------



                          CIGNA INVESTMENT GROUP, INC.
                             A DELAWARE CORPORATION



Principal Office and Business Address: 900 Cottage Grove Road
                                       Bloomfield, CT  06002

Principal Business:                    Holding Company


CIGNA Investment Group, Inc. is the owner of all outstanding equity securities of the General Partner, CIGNA Mezzanine Capital, Inc.




------------------------------------------------------------------------------



                             CIGNA INVESTMENTS, INC.
                             A DELAWARE CORPORATION



Principal Office and Business Address: 900 Cottage Grove Road
                                       Bloomfield, CT  06002

Principal Business:                    Registered Investment Adviser


CIGNA Investments, Inc. is the investment manager for CIGNA Mezzanine Partners II, L.P.


                                                             Page 17 of 18 Pages

                          CIGNA MEZZANINE CAPITAL, INC.
                             A DELAWARE CORPORATION
 PRINCIPAL OFFICE AND BUSINESS ADDRESS: 900 COTTAGE GROVE ROAD, BLOOMFIELD, CT
                                      06002
    PRINCIPAL BUSINESS: GENERAL PARTNER OF CIGNA MEZZANINE PARTNERS II, L.P.
                         A DELAWARE LIMITED PARTNERSHIP





DIRECTORS

                                                                 PRESENT
        NAME               BUSINESS ADDRESS              PRINCIPAL OCCUPATION          NATIONALITY
-------------------        ----------------              --------------------          -----------
Harold W. Albert           900 Cottage Grove Road        Chief Counsel                     USA
                           Bloomfield, CT  06002

Robert W. Burgess          900 Cottage Grove Road        Senior Vice President             USA
                           Bloomfield, CT  06002

Arthur C. Reeds, III       900 Cottage Grove Road        Chief Investment Officer          USA
                           Bloomfield, CT  06002

OFFICERS

Malcolm S. Smith           900 Cottage Grove Road        Managing Director,                USA
President                  Bloomfield, CT  06002         Division Head

Guy C. Roberts             900 Cottage Grove Road        Managing Director,                USA
Vice President             Bloomfield, CT  06002         Mezzanine Investments

David C. Kopp              900 Cottage Grove Road        Secretary                         USA
Secretary                  Bloomfield, CT  06002

Gail B. Marcus             900 Cottage Grove Road        Assistant Vice President          USA
Treasurer                  Bloomfield, CT  06002

Bruce P. Chapin            900 Cottage Grove Road        Assistant Secretary               USA
Assistant Secretary        Bloomfield, CT  06002

Geraldine J. O'Coin        900 Cottage Grove Road        Senior Legal Assistant            USA
Assistant Secretary        Bloomfield, CT  06002

Charlotte J. Cardone       900 Cottage Grove Road        Treasury Process                  USA
Assistant Treasurer        Bloomfield, CT  06002         Consultant


                                                             Page 18 of 18 Pages